October 29, 2013

Document Control

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: American Funds Developing World Growth and Income Fund

 File Nos. 333-190913 and 811-22881

Dear Mr. Grzeskiewicz:

On behalf of American Funds Developing World Growth and Income Fund (the “Fund”), we have filed Form N-1A/A, Pre-Effective Amendment No. 1 to the Fund’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 1 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended.

Please note that the Fund’s expense reimbursement arrangement is not in writing and, as such, will not be filed as an exhibit to the Fund’s Registration Statement. As discussed with the Fund’s Board of Trustees at the Fund’s organizational meeting, the Fund’s investment adviser will reimburse that portion of “Other expenses,” exclusive of transfer agent and administrative fees, in excess of 14 basis points. Because the Fund’s investment adviser currently expects “Other expenses,” excluding transfer agent and administrative fees, to total 18 basis points across all share classes, the adviser expects to reimburse four basis points for each share class, as described in the “Annual fund operating expenses” table in the Fund’s prospectus. This reimbursement will remain in effect through at least February 1, 2015, unless modified or terminated by the Fund’s board. On February 1, 2015, the Fund’s investment adviser may elect, at its discretion, to extend, modify or terminate the reimbursement.

I understand that you have no further questions or comments to the Fund’s Registration Statement. As such, pursuant to Rule 461 under the Securities Act and on behalf of the Fund and the Fund’s principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of the Fund’s Registration Statement be accelerated to November 1, 2013.

If you have any questions, please call me at your convenience at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Counsel, Fund Business Management Group

Capital Research and Management Company